Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

MOGULREIT II, INC.

SUPPLEMENT NO. 6 DATED JULY 2, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2020

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated December 23, 2020 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. As of May 31, 2021, we had raised total aggregate gross offering proceeds of approximately $34,597,816 and had issued approximately 3,446,974 shares of common stock in the Offerings, purchased by approximately 2,476 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On March 30, 2021, our board of directors authorized a daily cash distribution of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning April 1, 2021 and ending on April 30, 2021 (of $0.0012526027 per share from April 1, 2021 to April 21, 2021, and of $0.0013130137 per share from April 22, 2021 to April 30, 2021), and $0.0013130137 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning May 1, 2021 and ending on May 31, 2021 and beginning June 1, 2021 and ending on June 30, 2021 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before July 15, 2021.

This distribution equates to approximately 4.50% on an annualized basis assuming a $10.16 share net asset value (the then-current purchase price for the period from April 1, 2021 to April 21, 2021) and calculated for the Distribution Period beginning April 1, 2021 and ending on April 30, 2021, and approximately 4.50% on an annualized basis assuming $10.65 per share net asset value (the current purchase price effective April 22, 2021), calculated for the Distribution Periods beginning May 1, 2021 and ending on May 31, 2021 and beginning June 1, 2021 and ending on June 30, 2021. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Lotus Village – Austin, Texas

On June 25, 2021, we acquired a $2,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns a 222-unit, Class A apartment community (the “Property”) in Austin, Texas. The Equity Investment comprises approximately 24.6% of the total equity of the Property. We acquired the Equity Investment from a special purpose entity, Lotus Village Holdco, LLC (“Lotus Village Holdco”), of which the Company is a member.

Built in 2012, the Property is 97% occupied as of June 25, 2021 and is situated in rapidly expanding North Austin. In line with our investment strategy, the business plan for the Property is to renovate all 222 units, including but not limited to, the following renovations: tile kitchen backsplashes, modern painted cabinet hardware, updated kitchen faucets and new bathroom showerheads. The Property’s exterior and common areas will also be updated, including renovations to the leasing office and fitness center, pool enhancements, updated landscaping, open-air BBQ and picnic area, upgrades to the dog park, as well as repairs to gutters and garage doors. By enhancing the Property, the real estate company managing the project plans to raise average current rents of $1.33 per square foot to $1.51 per square foot, which would result in a $172 premium over in-place rents and assumes stabilized occupancy of 92%.The Property is located in the North Austin submarket with convenient access to the entire Austin MSA via interstate I-35, which is less than a mile to the east, and both Highway 183 and the Mopac Expressway, which are two miles to the west. Austin has been named the number one fastest growing major metropolitan area for population growth for nine straight years was ranked as the number one place to live in the United States in 2019, 2018 and 2017 according to the United States Census Bureau. The Austin area serves as a location for several Fortune 500 companies, including Apple, Facebook, Amazon, Dell, IBM, Oracle and soon, Tesla’s new Gigafactory. Since the outbreak of the novel coronavirus (COVID-19) pandemic, Austin has added over 37,000 new jobs, marking 3.5% growth and making the city the second fastest-growing metro in the United States according to the Wall Street Journal. Austin also recently approved the Orange Line, a new metro rail that will pass just two blocks from the Property and will provide commuters with convenient access to the Tech Ridge and Downtown Austin areas. In addition, this submarket has averaged over 4% rent growth and over 95% occupancy over the past 10 years according to the Austin Chamber of Commerce.

The Property was acquired by the real estate company in an off-market transaction following a broadly marketed process where another buyer had originally offered to acquire the Property but did not ultimately close the acquisition. As a result of this, as well as of the real estate company’s six months of consistent tracking, the terms of the real estate company’s offer, including a lower purchase price than the previous buyer, and the real estate company’s track record, the real estate company acquired the Property.

In connection with the Equity Investment, we have partnered with an experienced real estate company to manage the Property that specializes in, and has a track record with, the acquisition and management of multifamily properties, with an emphasis in the Southeast United States and Texas. The real estate company has over 5,000 units under management nationally and has acquired and sold over 10,000 value-add multifamily units since its inception.

In connection with the Equity Investment, Lotus Village Holdco will pay the following fees to RM Adviser, LLC, our Manager: (i) a fee on behalf of the Company in an amount equal to $385,000; and (ii) promoted interest in an amount equal to 2.5% or 3.5% of the distributable cash of Lotus Village Holdco in certain circumstances pursuant to the terms of the operating agreement of Lotus Village Holdco.